SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES  EXCHANGE ACT OF 1934

CURRENT REPORT

Date of Report: June 25, 2012

Commission File No. 0-54360

BLUE STAR ENTERTAINMENT TECHNOLOGIES, INC.

 (Exact Name of Registrant as Specified in Its Charter)

British Virgin Islands

(Jurisdiction of Incorporation or Organization)

Plaza Neptuno, Planta Baja, Suite 351, Ave. Ricardo J. Alfaro, El Dorado, Panama City Panama

Address of Principal Executive Offices

Registrant's telephone number, including area code: +507-836-6917

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  X Form 40-F  __

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)  Yes _ No X

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.  Yes _ No X

FOR IMMEDIATE RELEASE

BLUE STAR ENTERTAINMENT TECHNOLOGIES, INC. ANNOUNCES MANAGEMENT CHANGE

This Report  may contain "forward-looking statements." Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove correct.

Effective June 25, 2012, our Operations Manager, Juan Manuel Martinez, age 36, has been appointed as our President and Chief Financial Officer and sole director. He became our Operations Manager in June 2011. He has been Regional Director of  Comercial Novapel, Ltda. since September 2009. Mr. Martinez is bilingual and has extensive experience in this position with international operations.  From February 2008 to August 2009 he was Manager of the Solsticio Restaurant in Cali, Colombia. He was Manager of the Berlitz Center in Capri, Cali Colombia from March 2007 to January 2008. From July 2006 to March 2007 he was Director of Export Operations for Bio-Stevia, S.A. Prior to 2006 he has held various other management positions including an internship in Washington, DC. with Colombia's Commercial Office, liaising with the US Congress. Mr. Martinez graduated from the Universidad ICESI with the equivalent of a Master's Degree in Marketing and a Bachelors' Degree in Business Administration.

Our former control person, Esthetics World, controlled by Karen E. Campo, resigned as officer and director on June 25, 2012. In connection with that resignation, Esthetics World transferred 535,520,000 shares held by her, or 95.6% of the outstanding shares,  to an entity controlled by Mr. Martinez.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on June 27, 2012.

BLUE STAR ENTERTAINMENT TECHNOLOGIES, INC.

                                                 By:    /s/ Juan Manuel Martinez

                        Juan Manuel Martinez, President